Pflueger & Baerwald, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended March 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/17___ AND ENDING ___03/31/18___

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

220 Sansome Street, Suite 1090

(No. and Street)

San Francisco   CA   94104

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ruby   (415) 421-4171

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Joseph Ruby__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pflueger & Baerwald Inc.__ , as of __March 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Sr. Vice President
Title

Trish Casey, Notary Public
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __California__
County of __San Francisco__
Subscribed and sworn to (or affirmed) before me on this __9th__ day of __may__ , __2018__ by
__Joseph B. Ruby__ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public __Trish Casey__



Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Pflueger & Baerwald, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pflueger & Baerwald, Inc. (the "Company") as of March 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013.
Oakland, California
May 9, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*™


Pflueger & Baerwald Inc.
Statement of Financial Condition
March 31, 2018

Assets


Cash	$	66,090
Receivable from clearing broker		310,968
Deposit with clearing broker		50,000
Investments, at market value		528,865
Prepaid expenses and other assets		34,785
Total assets	$	990,708


Liabilities and Stockholders' Equity


Liabilities

Accounts payable and accrued expenses	$	41,059
Payable to clearing broker		184
Income taxes payable		1,100
Total liabilities		42,343

Stockholders' equity

Common stock, $1 par value, 75,000 shares authorized,		
10,666 shares issued and outstanding		10,666
Additional paid-in capital		250,593
Retained earnings		687,106
Total stockholders' equity		948,365
Total liabilities and stockholders' equity	$	990,708


The accompanying notes are an integral part of these financial statements.


Pflueger & Baerwald Inc.
Statement of Income
For the Year Ended March 31, 2018

Revenues

Commissions	$	660,267
Interest and dividend income		10,172
Net investment gains (losses)		42,918
Other income		171,903
Total revenues		885,260

Expenses

Employee compensation and benefits	610,879
Clearing charges	43,034
Occupancy	99,914
Professional fees	21,055
Other operating expenses	85,560
Total expenses	860,442
Net income (loss) before income tax provision	24,818

Income tax provision		1,100
Net income (loss)	$	23,718

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2017	$ 10,666	$ 250,593	$ 663,388	$ 924,647
Net income (loss)	-	-	23,718	23,718
Balance at March 31, 2018	$ 10,666	$ 250,593	$ 687,106	$ 948,365

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Cash Flows
For the Year Ended March 31, 2018

Cash flow from operating activities:			
Net income (loss)			$ 23,718
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Receivable from clearing broker	$	52,249	
Deposit with clearing broker		50,000	
Investments, at market value		(56,891)	
Prepaid expenses and other assets		(1,025)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		(7,845)	
Payable to clearing broker		41	
Total adjustments			36,529
Net cash and cash equivalents provided by (used in) operating activities			60,247
Net cash and cash equivalents provided by (used in) investing activities			-
Net cash and cash equivalents provided by (used in) financing activities			-
Net increase (decrease) in cash and cash equivalents			60,247
Cash and cash equivalents at beginning of year			5,843
Cash and cash equivalents at end of year			$ 66,090
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	117	
Income taxes	$	1,100	

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pflueger & Baerwald Inc. (the "Company") was incorporated in the State of California on April 11, 1973.   The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a securities broker-dealer that provides several classes of services, including retailing corporate equity securities, mutual funds, municipal securities, corporate debt securities, and investment advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company does not execute or clear securities transactions for customers.   Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.   Actual results could differ from those estimates.

Receivable from clearing broker represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts.   An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.   Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of March 31, 2018. The Company uses MACRS depreciation for its books which is not considered GAAP. However, the difference between MACRS and GAAP is immaterial to the financial statements.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2:   RECEIVABLE FROM CLEARING BROKER

Pursuant to its clearing agreement between Lantern Investments, Inc., ("Broker") and Pershing LLC, the Company maintains proprietary accounts that are held by Pershing LLC ("Clearing Broker"). The Clearing Broker has custody of the Company's cash balances in such accounts which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Clearing Broker protects the assets held in the proprietary accounts by treating them as a Proprietary Account of Introducing Brokers and Dealers ("PAIB Account"). As of March 31, 2018, the amount on deposit in proprietary accounts and receivable from the Clearing Broker was $310,968.

Note 3: DEPOSIT WITH CLEARING BROKER

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Lantern Investments, Inc. ("Broker"), clearing through Pershing LLC ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Broker and the Clearing Broker for losses, if any, which the Broker or Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, the Broker, and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a Deposit Account with the Broker, held by the Clearing Broker to further assure the Company's performance of its obligations under the clearing agreement. The balance at March 31, 2018 in the Deposit Account was $50,000.

Note 4: INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of corporate equities and debt. Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At March 31, 2018, these securities are carried at their fair market value of $528,865. Accounting for the mark-to-market on proprietary accounts is included in the Statement of Income as net investment gains of $42,918.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State - California	800	-	800
State - Vermont	300	-	300
Total income tax expense (benefit)	$ 1,100	$ -	$ 1,100

The income tax provision consists of the California Franchise Tax Board minimum tax of $800 and the Vermont minimum tax of $300. The Company has available at March 31, 2018, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $19,644. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: INCOME TAXES
(CONTINUED)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operated in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2018, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: PROFIT-SHARING PLAN

The Company has established a retirement and profit-sharing plan for full-time employees, which was amended and restated effective April 1, 2014. The Plan operated as a Safe Harbor 401(k) Plan during the year ended March 31, 2018 and an amount equal to three percent of eligible employee compensation, subject to statutory limitations, was contributed to each eligible participant's account. Participants immediately vest at a rate of 100% on such contributions. The Company incurred an expense of $16,458 in Safe Harbor 401(k) Plan contributions to the plan during the year ended March 31, 2018.

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 8:   FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the assets or liability and rely on managements' own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Fund's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2018.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments,				
at Market Value	$ 528,865	$ 528,865	$ -	$ -
Total	$ 528,865	$ 528,865	$ -	$ -

Note 9:   COMMITTMENTS AND CONTINGENCIES

Commitments

The Company entered into an agreement on April 4, 2016 to amend its operating lease dated August 23, 2005, and previously amended on June 17, 2010.   The terms of the Second Amendment to Lease as of April 4, 2016 provide for a commencement date of May 1, 2016 and a termination date of April 30, 2019, and a base monthly rent of $8,103.33 effective May 1, 2016 through April 30, 2017, or $97,240 annually. A rent adjustment was made on May 1, 2017 through April 30, 2018 to $8,346.43 per month, or $100,157 annually; and an adjustment is scheduled on May 1, 2018 through April 30, 2019 to $8,596.83 per month, or $103,162 annually.

Note 9:   COMMITTMENTS AND CONTINGENCIES (CONTINUED)

At March 31, 2018, the minimum annual payments are as follows:

Year Ending March 31,

2019	$ 102,912
2020	8,597
2021 and thereafter	-
	$ 111,509

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2018 or during the year then ended.

Note 10:   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements.   FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.   This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2018 or during the year then ended.

Note 11:   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of Financial Condition date for items requiring recording or disclosure in the financial statements.   The evaluation was performed through the date the financial statements were available to be issued.   Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending March 31, 2018, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items ($0) arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate debit items change day to day, but on March 31, 2018, the Company had net capital of $834,196 which was $584,196 in excess of its required net capital of $250,000.

Pflueger & Baerwald Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2018

Computation of net capital

Common stock	$ 10,666	
Additional paid-in capital	250,593	
Retained earnings	687,106	
Total stockholders' equity		$ 948,365
Less: Non-allowable assets		
Prepaid expenses and other assets	(34,785)	
Unsecured customer debits	(55)	
Total non-allowable assets		(34,840)
Net capital before haircuts		913,525
Less: Haircuts on securities		
Haircut on marketable securities	(79,329)	
Total haircuts on securities		(79,329)
Net capital		834,196

Computation of net capital requirements

Minimum net capital requirements

2 percent of combined aggregate debit items of $0	$ -	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 584,196
Net capital in excess of 120 percent of minimum net capital requirement		$ 534,196

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2018.

See report of independent registered public accounting firm

Pflueger & Baerwald Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

A computation of reserve requirements is not applicable to Pflueger & Baerwald Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

Pflueger & Baerwald Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2018

Information relating to possession or control requirements is not applicable to Pflueger & Baerwald Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pflueger & Baerwald, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2018



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Pflueger & Baerwald, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pflueger & Baerwald, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Pflueger & Baerwald, Inc. stated that Pflueger & Baerwald, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pflueger & Baerwald, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pflueger & Baerwald, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 9, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE   *WE FOCUS & CARE*℠

PFLUEGER & BAERWALD INC.
INVESTMENTS

220 Sansome Street, Suite 1090
San Francisco, California 94104-2725
(415) 421-4171

Assertions Regarding Exemption Provisions

We, as members of management of Pflueger & Baerwald Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2017 through March 31, 2018.

Pflueger & Baerwald Inc.

By:

_____ Sr. V.P. _____
(Name and Title)

May 9, 2018
(Audit Report Date)

Pflueger & Baerwald, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2018



Board of Directors
Pflueger & Baerwald, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Pflueger & Baerwald, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Pflueger & Baerwald, Inc. (the "Company") for the year ended March 31, 2018, solely to assist you and SIPC in evaluating Pflueger & Baerwald, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 9, 2018

Pflueger & Baerwald, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2018

	Amount
Total assessment	$ 1,107
SIPC-6 general assessment	
Payment made on October 18, 2017	(516)
SIPC-7 general assessment	
Payment made on April 9, 2018	(591)
Total assessment balance	
(overpayment carried forward)	$ -